EARTH SEARCH SCIENCES, INC.
306 Stoner Loop Road
P.O. Box 386
Lakeside, Montana 59922
(406) 751-5200
(406) 752-7433

March 7, 2008

Filed as Correspondence Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Donald F. Delaney

RE:	Earth Search Sciences, Inc.
Form 10-QSB for the Fiscal Quarter Ended September 30, 2007
Filed November 20, 2006
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed July 17, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Filed August 20, 2007
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
Response Letter Dated December 18, 2007
File No. 000-19566

Dear Mr. Delaney:

We submit this written response as a supplement to our response dated February 19, 2008.

In response to question #1 regarding legal proceedings, we are submitting a copy of our initial calculation with regards to the Accuprobe capital lease and settlement agreements.

If you have any questions or further comments, please do not hesitate to contact Ruba Qashu at Richardson & Patel, LLP at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry Vance
Larry Vance
Chief Executive Officer

Earth Search
Accuprobe Settlement
3/31/2006

The prime rate was taken from the federal reserve website's historical information.  The link is below.  Rates were determined by examining the prime rate on the closest day to the 10th at the beginning of each period.
http://www.federalreserve.gov/releases

Shipping & handeling fee		$250,000

Daily rent = $250,000/365		$684.93

Date:	Days Outstanding	Quarterly Rent	Accum. Balance	Prime Rate	Rate+2%	Interest	Accum. interest	Total rent & interest
4/10/2000		-	-				-
6/10/2000	61	41,781	41,781	9.00%	11.00%	768	768	42,549
9/10/2000	92	63,014	104,795	9.50%	11.50%	3,038	3,806	108,600
12/10/2000	91	62,329	167,123	9.50%	11.50%	4,792	8,597	175,721
3/10/2001	90	61,644	228,767	9.50%	11.50%	6,487	15,084	243,851
6/10/2001	92	63,014	291,781	8.50%	10.50%	7,722	22,806	314,587
9/10/2001	92	63,014	354,795	7.00%	9.00%	8,048	30,855	385,649
12/10/2001	91	62,329	417,123	6.50%	8.50%	8,840	39,695	456,818
3/10/2002	90	61,644	478,767	5.00%	7.00%	8,264	47,958	526,725
6/10/2002	92	63,014	541,781	4.75%	6.75%	9,218	57,176	598,957
9/10/2002	92	63,014	604,795	4.75%	6.75%	10,290	67,466	672,260
12/10/2002	91	62,329	667,123	4.75%	6.75%	11,227	78,693	745,816
3/10/2003	90	61,644	728,767	4.25%	6.25%	11,231	89,924	818,691
6/10/2003	92	63,014	791,781	4.25%	6.25%	12,473	102,397	894,178
9/10/2003	92	63,014	854,795	4.25%	6.25%	13,466	115,863	970,657
12/10/2003	91	62,329	917,123	4.00%	6.00%	13,719	129,582	1,046,705
3/10/2004	91	62,329	979,452	4.00%	6.00%	14,652	144,233	1,123,685
6/10/2004	92	63,014	1,042,466	4.00%	6.00%	15,766	159,999	1,202,465
9/10/2004	92	63,014	1,105,479	4.00%	6.00%	16,718	176,717	1,282,197
12/10/2004	91	62,329	1,167,808	4.50%	6.50%	18,925	195,642	1,363,451
3/10/2005	90	61,644	1,229,452	5.00%	7.00%	21,221	216,863	1,446,315
6/10/2005	92	63,014	1,292,466	5.50%	7.50%	24,433	241,296	1,533,762
8/31/2005	82	56,164	1,348,630	6.00%	8.00%	24,238	265,534	1,614,164

	Monthly rent	Balance due on S&H fees	Days Outstanding	Prime Rate	Rate+4%	Interest on S&H Fees	Late fee rate	Accum. Balance due	Late Fee
								1,864,164	-
9/1/2005	20,833	250,000	1	6.5	10.50%	71.92	5%	1,885,070	94,253
10/1/2005	20,833	250,000	30	6.75	10.75%	2,208.90	5%	2,002,365	100,118
11/1/2005	20,833	250,000	31	7	11.00%	2,335.62	5%	2,125,653	106,283
12/1/2005	20,833	250,000	30	7	11.00%	2,260.27	5%	2,255,029	112,751
1/1/2006	20,833	250,000	31	7.25	11.25%	2,388.70	5%	2,391,002	119,550
2/1/2006	20,833	250,000	31	7.5	11.50%	2,441.78	5%	2,533,828	126,691
3/1/2006	20,833	250,000	28	7.5	11.50%	2,205.48	5%	2,683,558	134,178
3/31/2006		250,000	30	7.5	11.50%	2,363.01		2,820,099

Shipping fee	250,000
Rents from 4/10/2000	1,494,463
Interest	281,810
Late fees on balance	793,825

Amount owed under settlement agreement	2,820,099

Total accrual as of 3/31/06	4,390,016
Gain on release of debt	(1,569,917)